UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

THE TALBOTS, INC.

(Name of Subject Company (Issuer))

TLB MERGER SUB INC.
TLB HOLDINGS LLC

(Name of Filing Persons (Offeror))

SYCAMORE PARTNERS, L.P.

SYCAMORE PARTNERS A, L.P.

(Name of Filing Persons – Other Person(s))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

874161102

(CUSIP Number of Class of Securities)

Stefan L. Kaluzny

TLB Merger Sub Inc.

c/o Sycamore Partners Management, L.L.C.

9 West 57th Street, 31st Floor

New York, NY 10019

Tel: (212) 796-8500

Fax: (212) 796-8501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James P. Faley, Jr.

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

312-558-5792

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$193,252,204.75	$22,147

*                 Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 70,273,529 shares of common stock, par value $0.01 per share, at $2.75 per share.

**          Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$22,147	Filing Party:	TLB Merger Sub Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 15, 2012

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by TLB Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of TLB Holdings LLC, a Delaware limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Common Stock”), and the associated stock purchase rights (the “Rights,” and together with the Common Stock, the “Shares”), of The Talbots, Inc., a Delaware corporation (“Talbots”), at a price of $2.75 per share net to the seller in cash, without interest, and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 15, 2012 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Items 3, 4, 5, 7, 11 and 12 as reflected below.

Item 3.    Identify and Background of Filing Person.

Regulation M-A Item 1003.

(a) – (b)  Name and address; Business and background of entities.  Item 3 of Schedule TO is hereby amended to add the following disclosure preceding the paragraph entitled “Additional Information”:

Sponsor.  Sycamore Partners, L.P. and Sycamore Partners A, L.P., each a Delaware limited partnership (collectively, “Sponsor”), are engaged in the business of purchasing, selling and owning private equity investments.  The business address for Sponsor is: c/o Sycamore Partners Management, L.L.C., 9 West 57th Street, 31st Floor, New York, New York 10019.  The business telephone for Sponsor is (212) 796-8500.

(c)  Business and background of natural persons.

Item 3 of Schedule TO is hereby amended to add the following disclosure at the end of Schedule I to the Offer to Purchase:

Sponsor. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years, together with ownership of Shares of Talbots, of each officer and director of Sponsor. Unless otherwise indicated, the current business address of each such person is c/o Sycamore Partners Management, L.L.C., 9 West 57th Street, 31st Floor, New York, New York 10019.

Name and Address	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Ownership of Shares

Stefan Kaluzny	Managing Director	See response for Parent.

Peter Morrow	Managing Director	See response for Parent.

Item 4.  Terms of the Transaction

(a)          Material Terms.  The Schedule TO is amended to restate the first paragraph of “Section 15—Conditions of the Offer” as follows:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s right to extend and amend the Offer at any time in its sole discretion (subject to the provisions of the Merger Agreement), Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to promptly pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if at the expiration of the Offer (as it may be extended in accordance with the requirements of the Merger Agreement) each of the following conditions has not been satisfied or waived:”

The Schedule TO is amended to restate subsection (i) of “Section 15—Conditions of the Offer” as follows:

“Talbots shall have performed or complied in all material respects with its obligations required to be performed or complied with under the Merger Agreement, as determined in Purchaser’s reasonable discretion.”

In each of the five places in the Schedule TO in which “(including or excluding, at the option of Parent and Purchaser, Shares tendered in the Offer pursuant to guaranteed delivery procedures)” appears, the Schedule TO is amended to restate such language as follows:

“(excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures).”

The Schedule TO is amended to restate the third to last paragraph in “Section 15—Conditions of the Offer” of the Offer to Purchase as follows:

“For purposes of determining whether the Minimum Tender Condition has been satisfied and the determination as to whether the Top-Up can be exercised, as described above, Shares tendered in the Offer pursuant to guaranteed delivery procedures shall be excluded by Parent and Purchaser for purposes of their determination.”

The Schedule TO is amended to restate the final sentence of the last paragraph of “Section 15—Conditions of the Offer” of the Offer to Purchase as follows:

“The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at (or prior to) the Expiration Time.”

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) – (b) Transactions; Significant Corporate Events.   The Schedule TO is amended to restate “Section 10—Background of the Offer; Past Contacts or Negotiations with Talbots—Background of the Offer” of the Offer to Purchase as follows:

“Sycamore Partners, L.P. (“Sycamore Partners”) is engaged in (among other activities) managing and making equity and debt investments in business organizations. The following is a description of Sycamore Partners’ participation in a process with Talbots that culminated in the execution of the Merger Agreement and the commencement of the Offer. For a further review of Talbots’ activities relating to that process, including its activities regarding other bidders for the Shares, you are referred to Talbots’ Schedule 14D-9 to be mailed to stockholders in connection with this Offer to Purchase.

Sycamore Partners’ founders have been active investors in the specialty retail space, and Sycamore Partners currently owns a controlling interest in TSAM Global Fashions, a former division of Limited Brands, Inc. and one of the world’s largest independent apparel sourcing organizations, which it purchased in November 2011. Sycamore Partners engages in discussions with regard to potential transactions of public and private retailers and apparel companies both in response to company-initiated sale processes as well as proactively independent of existing sale processes. Sycamore Partners believes it is well-known by financial advisors to retailers and apparel companies as a potential acquirer.

On August 1, 2011, Sycamore Partners and certain of its affiliates filed a Schedule 13D with the SEC announcing that they beneficially owned an aggregate of 6,999,316 Shares, which were acquired for an aggregate purchase price of $21.6 million (exclusive of brokerage commissions). The Schedule 13D also indicated that Sycamore Partners expected to engage in discussions with Talbots’ management, the Talbots Board, other Talbots stockholders and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of Talbots.

On August 1, 2011, in response to Sycamore Partners’ announcement regarding its Common Stock ownership, the Talbots Board adopted the Rights Plan and authorized and directed the issuance, and declared a dividend, of one Right for each outstanding share of Common Stock of Talbots outstanding as of the close of business on August 12, 2011.

On August 30, 2011, Stefan Kaluzny, a Managing Director of Sycamore Partners, and certain other representatives of Sycamore Partners met with representatives of Perella Weinberg Partners LP (“Perella Weinberg”), Talbots’ financial advisor, to discuss Sycamore Partners’ interest in transaction opportunities in the retail sector, including a potential interest in Talbots. No specific terms regarding any potential transaction were discussed at that time.

On September 26, 2011, Mr. Kaluzny contacted representatives of Perella Weinberg to request a meeting with representatives of Talbots’ management to discuss with management Talbots’ strategy and recent performance.

On October 14, 2011, at the request of Mr. Kaluzny, Ms. Trudy Sullivan, President and Chief Executive Officer of Talbots, and Mr. Michael Scarpa, Chief Operating Officer, Chief Financial Officer and Treasurer of Talbots, and representatives of Perella Weinberg, met with Mr. Kaluzny and certain other representatives of Sycamore Partners and representatives of Sycamore Partners’ financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), in Boston, Massachusetts, to discuss in general Talbots’ strategy and recent performance.

On October 26, 2011, representatives of BofA Merrill Lynch had a telephonic meeting with representatives of Perella Weinberg during which representatives of BofA Merrill Lynch expressed Sycamore Partners’ interest in exploring a transaction involving Talbots, including a minority equity investment or an acquisition of 100% of the outstanding shares of Talbots’ Common Stock. No specific terms regarding a transaction were conveyed by representatives of BofA Merrill Lynch to representatives of Perella Weinberg at this time, including the price per Share at which Sycamore Partners would be interested in engaging in any such transaction. Representatives of Perella Weinberg stated that they would discuss with the Talbots Board Sycamore Partners’ interest in exploring a transaction with Talbots and respond in due course.

On November 7, 2011, representatives of BofA Merrill Lynch and representatives of Perella Weinberg held a telephonic meeting during which representatives of Perella Weinberg conveyed to representatives of BofA Merrill Lynch the Talbots Board’s determination not to explore a transaction with Sycamore Partners at that time.

On November 9, 2011, at the request of representatives of BofA Merrill Lynch, representatives of Perella Weinberg and representatives of BofA Merrill Lynch again held a telephonic meeting during which representatives of BofA Merrill Lynch reiterated Sycamore Partners’ interest in exploring a transaction involving Talbots, including a minority equity investment or an acquisition of 100% of the outstanding shares of Talbots’ Common Stock, and proposed that Talbots make available to representatives of Sycamore Partners non-public due diligence materials pursuant to a non-disclosure agreement without a standstill obligation. No specific terms regarding a transaction were conveyed by representatives of BofA Merrill Lynch to representatives of Perella Weinberg at this time. However, representatives of Sycamore Partners expressed their belief that the parties would be able to reach a definitive agreement for a transaction before the end of the year and that, should Talbots refuse to enter into a non-disclosure agreement with Sycamore Partners, Sycamore Partners would likely make its interest in pursuing a transaction with Talbots known to the public. Representatives of Perella Weinberg stated that they would discuss with the Talbots Board Sycamore Partners’ interest in exploring a transaction with Talbots, including the request for access to non-public due diligence materials.

On November 14, 2011, representatives of Perella Weinberg and representatives of BofA Merrill Lynch held a telephonic meeting during which representatives of Perella Weinberg conveyed to representatives of BofA Merrill Lynch the Talbots Board’s determination that it would not be in the best interests of Talbots and its stockholders to explore a transaction at this time.

On December 5, 2011, Talbots announced that Ms. Trudy Sullivan intended to retire once a successor was found. Later that day, representatives of BofA Merrill Lynch contacted representatives of Perella Weinberg to inform Talbots that Sycamore Partners was preparing a letter to the Talbots Board to be delivered within the next 24 hours setting forth its proposal to acquire 100% of the outstanding shares of Talbots’ Common Stock and to reiterate that Sycamore Partners was interested in entering into a non-disclosure agreement with Talbots without a standstill obligation.

During the evening of December 6, 2011, Mr. Kaluzny sent a letter to Mr. Gary M. Pfeiffer, the Chairman of the Talbots Board, setting forth a proposal to acquire 100% of the outstanding shares of Talbots’ Common Stock at a price of $3.00 per share in cash. The letter also indicated that, if the Talbots Board were to provide Sycamore Partners with access to non-public information, Sycamore Partners might consider increasing its offer for Talbots. Later that same day, Sycamore Partners filed with the SEC an amendment to its Schedule 13D publicly disclosing the letter and the proposed price per share of Talbots’ Common Stock.

On December 20, 2011, Mr. Pfeiffer sent a letter on behalf of the Talbots Board to Mr. Kaluzny stating that the Talbots Board has considered the terms of the proposed transaction outlined in Sycamore Partners’ December 6, 2011 letter and had determined that the proposal was inadequate and substantially undervalued Talbots. The letter also announced that the Talbots Board had resolved to explore a full range of strategic alternatives to maximize value for Talbots’ stockholders. That same day, Talbots issued a press release announcing the Talbots Board’s rejection of Sycamore Partners’ proposal. The Talbots Board also announced that it had (i) resolved to explore a full range of strategic alternatives to maximize value for Talbots stockholders, and that pending that evaluation, Talbots would continue to pursue its long-range plan and continue its previously announced search for a successor President and Chief Executive Officer and (ii) engaged Perella Weinberg as its financial advisor and Dewey & LeBoeuf LLP (“Dewey & LeBoeuf”) as its legal counsel.

On or about January 10, 2012, representatives of Perella Weinberg contacted representatives of Sycamore Partners to participate in a strategic alternatives review process to explore a potential sale of, or minority investment in, Talbots. From on or about January 10, 2012 to January 27, 2012, representatives of Dewey & LeBoeuf and representatives of Winston & Strawn LLP (“W&S”) and The Law Offices of Gary M. Holihan, P.C., legal counsel to Sycamore Partners, negotiated the terms of a confidentiality agreement, including the standstill provision contained therein (the “Confidentiality Agreement”).

On January 27, 2012, an affiliate of Sycamore Partners entered into the Confidentiality Agreement with Talbots to permit Sycamore Partners to conduct due diligence on Talbots. The Confidentiality Agreement contains, in addition to usual and customary limitations regarding Sycamore Partners’ use and disclosure of Talbots’ confidential information, standstill provisions that prohibit Sycamore Partners from taking certain actions without the prior written consent of Talbots or the Talbots Board, commencing on January 27, 2012 and ending on the first to occur of: (i) January 27, 2013 (or such shorter period agreed to by Talbots with a third party who is provided access to Talbots’ confidential information); (ii) the date on which Talbots enters into a definitive agreement with a third party to sell 50% or more of Talbots’ consolidated assets or equity securities; (iii) the date on which Talbots publicly announces the conclusion of its previously announced strategic review process without having entered into a definitive sale agreement; and (iv) the date on which certain bankruptcy events involving Talbots occur. Actions prohibited during the standstill period include Sycamore Partners or its affiliates: (i) acquiring, agreeing to acquire or proposing to acquire any securities of Talbots, rights to acquire any securities of Talbots, or any right to vote or direct the voting of any securities or assets of Talbots; (ii) making, or participating in any solicitation of proxies or consents to vote, or seeking to advise or influence any person with respect to the voting of any securities of Talbots; provided that this restriction shall be lifted ten days prior to the expiration of the applicable time period for stockholders to nominate directors for election at Talbots’ 2012 annual stockholders meeting; (iii) forming, joining or participating in a “group” with respect to any voting securities of Talbots; (iv) otherwise acting to seek to control, advise, change or influence the management, the Talbots Board, governing instruments, policies or affairs of Talbots; (v) making any public disclosure, or taking any action causing Talbots to make any public disclosure, with respect to the matters set forth in the Confidentiality Agreement; (vi) disclosing any intention, plan or arrangement inconsistent with the foregoing; or (vii) having any discussions or entering into any arrangements with or advising, assisting or encouraging any other persons in connection with any of the foregoing.

Following the execution of the Confidentiality Agreement, Talbots granted to Sycamore Partners access to a virtual data room that contained non-public legal and financial due diligence materials. The virtual data room included preliminary information on Talbots’ fourth quarter performance, which included additional information regarding Talbots’ underfunded pension plan.

On February 24, 2012, Sycamore Partners submitted a preliminary, non-binding indication of interest to Talbots that contemplated an acquisition of all of the outstanding Shares at a price per Share of $3.00 in cash. Sycamore Partners noted that the $3.00 per Share price was based on the limited information provided in the virtual data room and that Sycamore Partners would expect to be in a position to increase the offer price if Talbots provided additional information (including access to Talbots’ management) that supported the assumptions underlying Talbots’ financial forecast provided in the virtual data room. In addition, Sycamore Partners expressed interest in a structured financing transaction or a minority equity investment, should Talbots decide to pursue such a transaction.

On March 9, 2012, Talbots granted to Sycamore Partners access to the virtual data room containing additional non-public due diligence information of Talbots. Throughout the process leading to the execution of the Merger Agreement, the virtual data room was updated with new information, including information requested by Sycamore Partners and its advisors.

On March 21, 2012, members of Talbots’ management held a management presentation with representatives of Sycamore Partners in Hingham, Massachusetts.  During this meeting, members of Talbots’ management presented an overview of the Talbots business, discussed recent financial performance and provided additional information regarding Talbots’ financial projections.

Between March 21, 2012 and April 20, 2012, Sycamore Partners continued to conduct its due diligence review of Talbots, including additional discussions with members of Talbots’ management. These discussions focused on Talbots’ historical financial performance, recent business trends, 2012 budget, long-range plan, balance sheet and cash flow.  In mid-April, Sycamore Partners confirmed to representatives of Perella Weinberg that it was on schedule to complete its due diligence review of Talbots by April 20, 2012, and would submit its final proposal for a transaction with Talbots on that day.

On April 20, 2012, Sycamore Partners submitted to representatives of Perella Weinberg a non-binding proposal setting forth its proposal to acquire 100% of the outstanding Shares at a price of $2.65 per share. Sycamore Partners also expressed a willingness to explore alternative transaction structures, including structured financing transactions. Sycamore Partners included with its proposal a markup of Talbots’ draft merger agreement that had been made available in the virtual data room.

On April 27, 2012 and April 28, 2012, representatives of Perella Weinberg contacted representatives of BofA Merrill Lynch and Sycamore Partners to discuss the terms and conditions of Sycamore Partners’ April 20, 2012 proposal, including the Talbots Board’s request for an increase in the proposed purchase price and a revised draft of the merger agreement containing improved terms and conditions.

On May 2, 2012, representatives of BofA Merrill Lynch contacted representatives of Perella Weinberg telephonically to convey Sycamore Partners’ revised offer of $3.05 per Share, subject to Talbots negotiating mutually acceptable terms and conditions of a transaction on an exclusive basis.

From May 2, 2012 through May 4, 2012, representatives of Perella Weinberg and Dewey & LeBoeuf negotiated with Sycamore Partners and its legal counsel the terms of an exclusivity agreement.

On May 5, 2012, Talbots and an affiliate of Sycamore Partners entered into an exclusivity agreement, with the exclusivity period expiring on May 15, 2012 (the “Exclusivity Period”), and which permitted Talbots to disclose publicly Sycamore Partners’ proposed per Share purchase price.

On May 7, 2012, Talbots issued a press release announcing Sycamore Partners’ non-binding proposal to acquire 100% of the outstanding shares of Talbots’ Common Stock of $3.05 per share in cash and the execution of the exclusivity agreement with Sycamore Partners’ affiliate. On the same day, Sycamore Partners filed with the SEC an amendment to its Schedule 13D publicly disclosing the exclusivity agreement.

On May 7, 2012, Sycamore Partners’ outside legal advisors distributed a draft merger agreement to Talbots and its financial and outside legal advisors (which now included White & Case LLP as the successor to Dewey & LeBoeuf as legal counsel to Talbots), which was not based on Talbots’ draft merger agreement that had been made available in the virtual data room, but which contemplated a dual-track structure, whereby the acquirer would initiate a tender offer for all of the outstanding shares of common stock of the target company while the target company would simultaneously prepare to hold a meeting of stockholders to approve the merger if the conditions to the tender offer were not satisfied. Sycamore Partners’ draft merger agreement also provided for certain terms, including a financing condition to the consummation of the merger.

On May 9, 2012, Talbots finalized its first quarter financials and provided this information to Sycamore Partners. Between May 9, 2012 and May 17, 2012, members of Talbots management and representatives of Sycamore Partners had several discussions regarding Talbots’ recent financial performance.

From May 11, 2012 through May 30, 2012, Talbots’ and Sycamore Partners’ outside legal advisors negotiated and exchanged drafts of the merger agreement and related transaction documents.  Among other issues, these negotiations covered conditions for the consummation of the Merger and operating covenants governing Talbots’ operations between the signing of a definitive agreement and the closing of the Merger.

On May 15, 2012, the exclusivity period was amended to extend the Exclusivity Period through 5:00 p.m. (New York City time on May 22, 2012.

On May 18, 2012, Sycamore Partners sent a letter to Perella Weinberg identifying various issues uncovered during due diligence that Sycamore Partners stated would have an adverse effect on valuation.

On May 21, 2012, representatives of Perella Weinberg held a telephonic meeting with representatives of BofA Merrill Lynch to discuss certain concessions that the Talbots Board would be willing to make in exchange for Sycamore Partners agreeing not to reduce its proposed purchase price of $3.05 per Share.

On May 22, 2012, the exclusivity agreement was amended to extend the Exclusivity Period through 5:00 p.m. (New York City time) on May 24, 2012.

On May 24, 2012, representatives of BofA Merrill Lynch informed representatives of Perella Weinberg that Sycamore Partners was no longer willing to proceed with the transaction at the purchase price of $3.05 per Share.

On May 25, 2012, Talbots issued a press release announcing that the Exclusivity Period with Sycamore Partners had expired without an agreement having been reached and that Talbots would actively explore other strategic alternatives. The press release stated that Talbots remained open to pursuing a transaction with Sycamore Partners at $3.05 per Share.

On May 29, 2012, Sycamore Partners sent to Talbots a letter with a proposal to purchase 100% of the outstanding shares of Talbots’ Common Stock for $2.75 per Share in cash, along with executed transaction documents, including a merger agreement, Talbots disclosure letter, an equity commitment letter (the “Equity Commitment Letter”) and a limited guarantee (the “Limited Guarantee”). The letter stated that Sycamore Partners’ proposal would remain open until May 31, 2012.

On May 30, 2012, representatives of Sycamore Partners and Talbots finalized the terms of the Merger Agreement, the Limited Guarantee and the Equity Commitment Letter.

On May 30, 2012, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Equity Commitment Letter, debt commitment letters and the Limited Guarantee. On May 31, 2012, before the opening of trading on the NYSE, Talbots issued a press release announcing the execution of the Merger Agreement.

On June 15, 2012, Purchaser commenced the Offer.”

Item 7.  Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)   Source of Funds.  The Schedule TO is amended to add the following disclosure as the third paragraph of “Section 9—Source and Amount of Funds—Equity Financing:”

“As of June 29, 2012, the Sponsor had committed and undrawn capital in excess of the $210 million of equity financing to be provided pursuant to the terms and conditions of the Equity Commitment Letter.”

Item 11. Additional Information.

Regulation M-A Item 1011

(a)   Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended to replace the first sentence of the second-to-last paragraph of the sub-section captioned “Litigation” under “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following:

“On June 22, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Craig Wilson v. Trudy F. Sullivan, et al., C.A. No. 7647-CS.”

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph before the last paragraph of the sub-section captioned “Litigation” under “Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“On June 27, 2012, all plaintiffs filed a Proposed Order of Consolidation and Appointment of Co-Lead Counsel and the previously filed Motion for Consolidation and Appointment of Co-Lead Plaintiffs and Co-Lead Counsel was withdrawn.  The Court granted the Proposed Order of Consolidation and Appointment of Co-Lead Counsel the same day.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is amended by amending and restating exhibit (a)(1)(F) as follows:

Exhibit No.	Description

(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2012.*

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2012

TLB HOLDINGS LLC

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

TLB MERGER SUB INC.

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	President

SYCAMORE PARTNERS, L.P.

By:	Sycamore Partners GP, L.L.C.
Its:	General Partner

By:	Sycamore Partners MM, L.L.C.
Its:	Managing Member

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Member

SYCAMORE PARTNERS A, L.P.

By:	Sycamore Partners GP, L.L.C.
Its:	General Partner

By:	Sycamore Partners MM, L.L.C.
Its:	Managing Member

By:	/s/ Stefan Kaluzny
Name:	Stefan Kaluzny
Title:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 15, 2012.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the New York Times on June 15, 2012.*

(a)(5)(i)	Press Release issued by Talbots on May 31, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on May 31, 2012).*

(a)(5)(ii)	Press Release issued by Talbots on June 13, 2012 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Talbots with the Securities and Exchange Commission on June 13, 2012).*

(a)(5)(iii)	Class Action Complaint dated June 4, 2012 (Fred W. Schwartz v. The Talbots, Inc., et al.).*

(a)(5)(iv)	Class Action Complaint dated June 5, 2012 (David Wilkin v. The Talbots, Inc. et al.).*

(a)(5)(v)	Class Action Complaint dated June 6, 2012 (Christopher R. Walsh v. The Talbots, Inc. et al.).*

(a)(5)(vi)	Amended Class Action Complaint dated June 7, 2012 (Charles Leach v. Gary M. Pfeiffer, et al.).*

(a)(5)(vii)	Class Action Complaint dated June 8, 2012 (Edward Slapansky v. Trudy F. Sullivan, et al.).*

(a)(5)(viii)	Class Action Complaint dated June 13, 2012 (Early McWhorter v. The Talbots, Inc., et al.).*

(a)(5)(ix)	Class Action Complaint dated June 15, 2012 (Benjamin Wong v. Gary M. Pfeiffer, et al.).*

(a)(5)(x)	Class Action Complaint dated June 22, 2012 (Craig Wilson v. Trudy F. Sullivan, et al.).*

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of May 30, 2012, by and among Parent, Purchaser and Talbots.*

(d)(2)	Confidentiality Agreement, dated as of January 27, 2012, by and between Sycamore Partners Management, L.L.C. and Talbots.*

(d)(3)	Exclusivity Agreement, dated as of May 5, 2012, between Sycamore Partners Management, L.L.C. and Talbots, as amended on May 15, 2012 and May 22, 2012.*

(d)(4)	Equity Commitment Letter, dated as of May 30, 2012, from Sycamore Partners, L.P. and Sycamore Partners A, L.P. to Parent.*

(d)(5)	Limited Guarantee, dated as of May 30, 2012, delivered by Sycamore Partners, L.P. and Sycamore Partners A, L.P. in favor of Talbots.*

(d)(6)	Debt Commitment Letter, dated as of May 30, 2012, from General Electric Capital Corporation to Purchaser.*

(d)(7)

Debt Commitment Letter, dated as of May 30, 2012, from Wells Fargo Bank National Association, Tennenbaum Opportunities Fund VI, LLC, 1903 Onshore Funding, LLC, 1903 Offshore Loans SPV Limited and Stone Tower Credit Solutions Master Fund Ltd. to Purchaser.*

(d)(8)	Waiver to Agreement and Plan of Merger, dated June 12, 2012, between Parent, Purchaser and Talbots.*

(g)	None.

(h)	None.

*Previously filed.